Contact

www.linkedin.com/in/takemura
(LinkedIn)

Top Skills

Digital Marketing
Direct Marketing
Interactive Marketing

Don Takemura

President at Itoya ProFolio
Los Angeles Metropolitan Area

Summary

BUSINESS EXECUTIVE, MARKETING, CONSULTING, PRODUCT DEVELOPMENT: Art/Office/School Supplies, Fine Pens and Writing Instruments, Financial Services, Games, Packaged Goods, Automotive, Retail, Technology, Fashion

Seasoned Business Executive with 30 years of experience acquiring customers, increasing sales and revenue, developing new products, and building brands.

Business Strategy • Product Development • Advertising • Brand Growth • Customer Relationship Building • Mobile Apps • Sponsorships • Events Management • Public Relations • Research • Lifecycle Marketing • Promotions and Sales • ROI Program Development • Community & Forums • Trade and B2B Campaigns • Brand Identities • Social Media Marketing

Experience

Itoya ProFolio

President
February 2016 - Present (7 years 6 months)

Itoya ProFolio is a manufacturer of innovative, high quality art, office, and school supplies. Best known for the best-selling Original Art ProFolio presentation books, the company has expanded into the distribution of unique global brands such as Sailor fine pens, Hanaduri notebooks, PuniLabo pen cases, Kuretake ZIG markers and paints, and Penlux fine pens.

Itoya of America was established in 1976 and continues the legacy of developing strong relationships with our retailers, wholesalers, and end-user customers. The company name has evolved to reflect the best selling ProFolio product line, and has become Itoya ProFolio.

PawNosh

Co-founder
October 2012 - January 2019 (6 years 4 months)
Berkeley, CA

PawNosh is a new and innovative pet food and water bowl company, created by entrepreneur pet lovers. PawNosh bowls are made from 100% recycled glass, are non-toxic, beautifully designed, and made in the USA. It's a pet bowl made the way you would make them!

The first product line was launched via a successful Kickstarter campaign with many great reviews, and now products are available for purchase online at www.PawNosh.com

Hyperwallet Systems Inc.
VP / Director, Brand & Public Relations
March 2015 - February 2016 (1 year)

Hyperwallet is a FinTech company that provides businesses with a technology platform that enable them to pay their independent workers. We empower any business to easily and cost effectively pay individuals (drivers, freelancers, distributors) anywhere in the world, any time, and for any amount. Unlike the pay-ins process where solutions already exist with regards to efficiency, cost-effectiveness, and ubiquity, Hyperwallet has solved the gap in the traditional payouts process that has not caught up with the realtime nature of the new economy.

Making Fun, Inc.
VP of Marketing
February 2011 - March 2015 (4 years 2 months)

As the first full-service publisher/developer in the mobile and social games category, Making Fun provides independent game developers with a wide range of services including capital, technology and industry expertise to create, operate and market mobile and social games across various digital platforms.

Launched eleven mobile and social games resulting in 12+ million customers (http://www.makingfun.com), with many more games to come!

Built complete marketing organization from the ground up, and developed all new brand identity. Strategic planning and execution of customer acquisition and lifecycle marketing for all products. Lead metrics and analytics discipline across organization. Responsible for customer service, monetization

strategies, all creative messaging, outbound marketing, advertising and monetization partnerships, and PR.

Visa, Inc.
Director, Marketing
October 2007 - November 2010 (3 years 2 months)

Development of annual marketing plans, targeted strategies, and portfolio segmentation to effectively increase penetration, activation, and usage of Wells Fargo Visa debit cards and credit cards across both Consumer and Small Business portfolios.

Young & Rubicam
Marketing, Management Supervisor
July 2004 - April 2007 (2 years 10 months)

Lead marketing initiatives for ChevronTexaco and Havoline Motor Oil, including ROI programs, lifecycle marketing plans, cutting-edge online initiatives, channel marketing, collateral, and all marketing communications.

Hoffman Lewis
Marketing, Management Supervisor / Account Supervisor
June 1999 - June 2004 (5 years 1 month)

Managed marketing, advertising, and promotions for Toyota Dealers Association of Northern California, and Beverages & more! retail outlets.

Miller Huber Relationship Marketing
Account Executive
November 1997 - May 1999 (1 year 7 months)

Developed online marketing and direct mail campaigns and executions for Levi Strauss & Co, Cisco Systems, and Wells Fargo Bank.

Education

University of California, Berkeley
BA, Mass Comm, Business, Sociology